Burcon NutraScience Corporation

Condensed Consolidated Interim Financial Statements

Three and nine months ended December 31, 2020 and 2019

(Unaudited)

(Prepared in Canadian dollars)

BURCON NUTRASCIENCE CORPORATION

Condensed Consolidated Interim Balance Sheets

(Unaudited)

As at December 31, 2020 and March 31, 2020

(Prepared in Canadian dollars)

	December 31, 2020 $	March 31, 2020 $
ASSETS

Current assets
Cash and cash equivalents	12,042,479	15,030,988
Amounts receivable (notes 3, 5(a) and 9)	1,041,139	332,248
Inventory	292,189	132,142
Prepaid expenses	142,959	289,278
	13,518,766	15,784,656

Property and equipment	989,978	470,504
Deferred development costs - net of accumulated amortization of $nil (2019 - $nil)	3,177,692	1,554,584
Investment in and loan to Merit Functional Foods Corporation (note 3)	17,025,941	12,204,538
Goodwill	1,254,930	1,254,930

	35,967,307	31,269,212

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities (note 9)	761,316	1,067,251
Deferred revenue	268,857	275,578
Lease liability	41,651	-
Accrued interest (note 4)	-	249,310
	1,071,824	1,592,139

Lease liability	4,648	-
Convertible debentures (note 4)	-	6,731,350

	1,076,472	8,323,489

SHAREHOLDERS' EQUITY (note 5)
Capital stock	110,961,372	98,046,103
Contributed surplus	14,058,654	9,030,861
Options	5,151,218	9,673,821
Warrants	1,189,343	1,792,168
Convertible debentures (note 4)	-	2,762,927
Deficit	(96,469,752)	(98,360,157)

	34,890,835	22,945,723

	35,967,307	31,269,212

Subsequent events (note 13)

Approved by the Audit Committee of the Board of Directors

"Douglas Gilpin"	"Peter H. Kappel"
Director	Director

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

BURCON NUTRASCIENCE CORPORATION

Condensed Consolidated Interim Statements of Operations and Comprehensive Income (Loss)

(Unaudited)

For the three and nine months ended December 31, 2020 and 2019

(Prepared in Canadian dollars)

	Three months ended		Nine months ended
	December 31		December 31

	2020 $	2019 $	2020 $	2019 $

REVENUE
Royalty income (note 1(b))	-	5,044	8,646	27,735

EXPENSES
Research and development (note 6)	69,156	115,459	220,400	632,309
Intellectual property	270,569	201,983	582,788	753,288
General and administrative (note 7)	439,619	422,509	1,923,692	1,327,386

	779,344	739,951	2,726,880	2,712,983

LOSS FROM OPERATIONS	(779,344)	(734,907)	(2,718,234)	(2,685,248)

INTEREST AND OTHER INCOME (notes 3 and 9)	125,875	90,588	494,545	115,651

MANAGEMENT FEE INCOME (notes 3 and 9)	44,768	125,422	208,315	276,306

GAIN ON DILUTION OF INVESTMENT IN MERIT FOODS (note 3)	-	-	6,384,942	-

SHARE OF LOSS IN MERIT FUNCTIONAL FOODS CORP. (note 3)	(460,130)	(177,906)	(1,791,278)	(320,410)

INTEREST EXPENSE (note 4)	(15,801)	(90,757)	(684,030)	(208,015)

OTHER	(1,545)	(722)	(3,855)	3,817

INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS) FOR THE PERIOD	(1,086,177)	(788,282)	1,890,405	(2,817,899)

BASIC AND DILUTED INCOME (LOSS) PER SHARE (note 8)	(0.01)	(0.01)	0.02	(0.04)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

BURCON NUTRASCIENCE CORPORATION

Condensed Consolidated Interim Statements of Changes in Shareholders' Equity

(Unaudited)

For the nine months ended December 31, 2020 and 2019

(Prepared in Canadian dollars)

	Number of fully paid common shares	Capital stock $	Contributed surplus $	Options $	Warrants $	Convertible debentures $	Deficit $	Total shareholders' equity $
Balance - March 31, 2019	43,941,536	73,361,133	9,001,467	9,184,852	199,117	-	(93,726,663)	(1,980,094)

Loss and comprehensive loss for the period	-	-	-	-	-	-	(2,817,899)	(2,817,899)
Shares issued	44,083,203	15,429,121	-	-	-	-	-	15,429,121
Issue costs	-	(170,931)	-	-	-	-	-	(170,931)
Options exercised	173,000	118,349	-	(47,280)	-	-	-	71,069
Warrant valuation adjustment	-	-	-	-	85,421	-	-	85,421
Convertible debentures issued	-	-	-	-	-	2,762,927	-	2,762,927
Stock-based compensation expense	-	-	-	103,653	-	-	-	103,653

Balance - December 31, 2019	88,197,739	88,737,672	9,001,467	9,241,225	284,538	2,762,927	(96,544,562)	13,483,267

Balance, March 31, 2020	96,799,638	98,046,103	9,030,861	9,673,821	1,792,168	2,762,927	(98,360,157)	22,945,723
Income and comprehensive income for the period	-	-	-	-	-	-	1,890,405	1,890,405
Conversion of convertible debentures	9,047,601	9,809,013	-	-	-	(2,762,927)	-	7,046,086
Warrants exercised	1,254,250	3,110,540	-	-	(602,040)	-	-	2,508,500
Issue costs	-	(4,284)	-	-	(785)	-	-	(5,069)
Options expired	-	-	5,027,793	(5,027,793)	-	-	-	-
Stock-based compensation expense	-	-	-	505,190	-	-	-	505,190

Balance - December 31, 2020	107,101,489	110,961,372	14,058,654	5,151,218	1,189,343	-	(96,469,752)	34,890,835

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

BURCON NUTRASCIENCE CORPORATION

Condensed Consolidated Interim Statements of Cash Flows

(Unaudited)

For the nine months ended December 31, 2020 and 2019

(Prepared in Canadian dollars)

	2020 $	2019 $
CASH FLOWS FROM OPERATING ACTIVITIES
Income (loss) for the period	1,890,405	(2,817,899)
Items not affecting cash
Amortization of property and equipment	104,228	25,417
Unrealized foreign exchange loss	3,683	676
Interest accretion	(227,739)	(76,259)
Interest expense	314,735	42,219
Change in fair value of derivative liability	-	(5,384)
Gain on dilution of investment in Merit Functional Foods Corporation	(6,384,942)	-
Share of loss of Merit Functional Foods Corporation	1,791,278	320,410
Loss on disposal of equipment	-	949
Warrant valuation adjustment	-	85,420
Stock-based compensation expense	380,381	74,322
	(2,127,971)	(2,350,129)
Changes in non-cash working capital items
Amounts receivable	(708,891)	(223,421)
Inventory	(160,047)	(165,802)
Prepaid expenses	146,319	226,273
Accounts payable and accrued liabilities	37,857	(54,519)
Accrued interest	(249,310)	(515,713)
	(3,062,043)	(3,083,311)
CASH FLOWS FROM INVESTING ACTIVITIES
Investment in Merit Functional Foods Corporation	-	(11,000,000)
Development costs deferred	(1,419,709)	(969,162)
Acquisition of property and equipment	(818,284)	(27,071)
	(2,237,993)	(11,996,233)
CASH FLOWS FROM FINANCING ACTIVITIES
Issue of capital stock	2,508,500	15,500,191
Issue of convertible debentures	-	9,500,000
Issue costs	(239,589)	(337,941)
Lease liability	46,299	-
Short-term loan	-	250,000
Repayment of convertible note	-	(1,990,687)
Repayment of short-term loan	-	(1,500,000)
	2,315,210	21,421,563
FOREIGN EXCHANGE LOSS ON CASH AND CASH EQUIVALENTS	(3,683)	(676)

(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(2,988,509)	6,341,343

CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD	15,030,988	489,215

CASH AND CASH EQUIVALENTS - END OF PERIOD	12,042,479	6,830,558

INTEREST RECEIVED	144,128	43,033

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

BURCON NUTRASCIENCE CORPORATION NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS For the three and nine months ended December 31, 2020 and 2019 (Unaudited) (Prepared in Canadian dollars)

1. Nature of operations

Burcon NutraScience Corporation ("Burcon" or the "Company") is an incorporated entity headquartered in Vancouver, British Columbia, Canada.

Burcon is a research and development company that has developed plant protein extraction and purification technology in the field of functional, renewable plant proteins.  The Company has an extensive portfolio of composition, application and process patents covering novel plant-based proteins derived from pea, canola, soy, hemp, sunflower seed and more.

a) Peazazz®, Peazac®, Puratein®, Supertein® and Nutratein®

Burcon has developed novel pea proteins that it has branded Peazazz® and Peazac® and three canola protein products, Puratein®, Supertein® and Nutratein®.

On May 23, 2019, Burcon, entered into a shareholders' agreement with two other entities to become shareholders of Merit Functional Foods Corporation ("Merit Foods"), to build a new commercial production facility in Western Canada to produce its pea and canola protein  products, as well as its new pea and canola protein blends.  See note 3 for further details.

On May 23, 2019, Burcon entered into a license agreement with Merit Foods granting Merit Foods an exclusive, royalty-bearing, worldwide license to use and exploit Burcon's pea, pulse, and canola protein technologies required to produce, market and sell Burcon's pea, pulse and canola proteins (collectively the "Products").  See note 3 for further details.

b) CLARISOY®

Burcon had a license and production agreement (the "Soy Agreement") with Archer Daniels Midland Company ("ADM") to license its CLARISOY® technology to ADM on an exclusive basis to produce market and sell CLARISOY® soy protein worldwide.  On August 7, 2020, Burcon and ADM agreed to terminate the Soy Agreement.  As part of the agreement to terminate the exclusive license, the CLARISOY trademark reverted back to Burcon.

c) COVID-19

The COVID-19 outbreak was declared as a pandemic by the World Health Organization on March 11, 2020.  Globally, governments worldwide have focused on containment of the outbreak and the prevention of further spread.  Since the outbreak, global economies have been impacted as governments have imposed restrictions such as travel bans, self-imposed quarantines, social distancing and temporary closures of non-essential businesses.  In response to the COVID-19 pandemic, Burcon implemented measures to ensure the safety of work conditions for its staff at the Winnipeg Technical Centre and at its head office in Vancouver.  To-date, the COVID-19 pandemic has not had significant adverse effect on Burcon's business.

BURCON NUTRASCIENCE CORPORATION NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS For the three and nine months ended December 31, 2020 and 2019 (Unaudited) (Prepared in Canadian dollars)

2. Significant accounting policies

Basis of presentation

These condensed consolidated interim financial statements are prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") applicable to the preparation of interim financial statements, including International Accounting Standards ("IAS") 34, Interim Financial Reporting, and interpretations issued by the IFRS Interpretations Committee ("IFRIC") on a basis consistent with those accounting policies followed in the most recent annual consolidated financial statements.  These condensed consolidated financial statements do not include all of the information required for full annual financial statements and were approved and authorized for issue by the Audit Committee of the Board of Directors on February 11, 2021.

The condensed consolidated interim financial statements should be read in conjunction with the Company's consolidated annual financial statements for the year ended March 31, 2020.

Principles of consolidation

These condensed consolidated interim financial statements include the accounts of the Company and its subsidiaries, Burcon NutraScience (MB) Corp. ("Burcon-MB") and Burcon NutraScience Holdings Corp. ("Burcon Holdings").  A subsidiary is an entity in which the Company has control, directly or indirectly.  Under IFRS 10, an investor controls an investee if and only if the investor has power over the investee, exposure, or rights, to variable returns from its involvement with the investee, and the ability to use its power over the investee to affect the amount of the investor's returns.  All material intercompany transactions and balances have been eliminated on consolidation.

Details of the Company's subsidiaries at December 31, 2020 are as follows:

	Place of incorporation	Interest %	Principal activity

Burcon NutraScience (MB) Corp.	Manitoba, Canada	100	Research and development
Burcon NutraScience Holdings Corp.	Canada	100	Investment holding

3. Investment in and loan to Merit Functional Foods Corporation

On May 23, 2019, Burcon, through a new wholly-owned subsidiary incorporated on May 22, 2019, Burcon Holdings, entered into a shareholders' agreement (the "Shareholders' Agreement") with two other entities (the "Partners") to become shareholders of Merit Foods, to build and own a new commercial production facility in Western Canada to produce, sell, market and distribute Burcon's Peazazz® and Peazac® pea proteins, Burcon's Puratein®, Supertein® and Nutratein® canola proteins, as well as Burcon's new pea and canola protein blends that it has branded Nutratein-PS™ and Nutratein-TZ™.

BURCON NUTRASCIENCE CORPORATION NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS For the three and nine months ended December 31, 2020 and 2019 (Unaudited) (Prepared in Canadian dollars)

On inception, Burcon Holdings held 40% of the issued and outstanding shares of Merit Foods, and the two other parties held 40% and 20%, respectively.  Each shareholder made its respective capital loan advances in June, September, December 2019 and February 2020 by way of shareholder loans totalling $32.5 million (the "Merit Shareholder Loans").

On August 27, 2020, Bunge Limited ("Bunge") made an investment of $30 million into Merit Foods. In addition to purchasing equity directly from Merit Foods, Bunge purchased additional shares and debt from the other shareholders of Merit Foods.  As a result of these transactions, Bunge became a 25% shareholder in Merit Foods and Burcon's ownership interest in Merit Foods decreased to 33.3%.  As a result of the dilution in Burcon's ownership interest in Merit Foods, Burcon has recorded a dilution gain of $6,384,942.

Summary financial position for Merit Foods as at December 31, 2020

	As at December 31, 2020	As at March 31, 2020
	$	$

Current assets	30,371,584	5,828,739
Non-current assets	118,796,056	36,056,689
Current liabilities	11,939,766	11,369,931
Non-current liabilities	89,883,322	6,653,724

Summary financial results for Merit Foods

	Three months ended		Period ended
	December 31		December 31

	2020 $	2019 $	2020 $	2019[1] $

Total revenue	800,229	541,293	1,438,872	567,647

Loss and comprehensive loss for the period	(1,380,390)	(444,765)	(4,946,652)	(801,024)

To-date, Burcon Holdings has made capital loan advances of $13.0 million to Merit Foods in the form of shareholder loans.

_______________________________________
1Merit Foods was incorporated on May 15, 2019.  As a result, information in this table represents certain financial information of Merit Foods from the date of its incorporation to December 31, 2019.

BURCON NUTRASCIENCE CORPORATION NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS For the three and nine months ended December 31, 2020 and 2019 (Unaudited) (Prepared in Canadian dollars)

	Investment in Share capital $	Capital Contribution $	Loan receivable $	Total net investment $

From inception to December 31, 2019	1	-	11,000,000	11,000,001
Modification to loan terms		8,871,512	(8,871,512)	-
Capital loan advance, February 2020	-	1,613,002	386,998	2,000,000
Share of loss in Merit Foods	-	(939,806)	-	(939,806)
Interest accretion	-	-	144,343	144,343

Net Investment in Merit Foods, March 31, 2020	1	9,544,708	2,659,829	12,204,538

Share of loss in Merit Foods	-	(1,791,278)	-	(1,791,278)
Gain on dilution of Investment in Merit Foods	-	6,384,942	-	6,384,942
Interest accretion	-	-	227,739	227,739

Net Investment in Merit Foods, December 31, 2020	1	14,138,372	2,887,568	17,025,941

From inception to December 2019, the Merit Shareholder Loans were recorded as loan receivable.  In December 2019, the terms of the Merit Shareholder Loans were finalized.  The loans are non-interest bearing, unsecured, subordinated to Merit Foods' other secured and unsecured debts, have a term of 15 years, and may be repaid by Merit Foods, without penalty or bonus, on a pro-rata basis based on the proportionate share of each shareholder's loan outstanding in relation to the other shareholders of Merit Foods applied to the outstanding principal amounts.  As a result, Burcon recalculated the fair value at that date, resulting in a reduction of the fair value of the loan receivable that was transferred to a capital contribution account.  Notional interest is accruing on the loan receivable at 11% per annum, which is considered to be the market rate of interest.  For the three and nine months ended December 31, 2020, the Company has recorded interest accretion of $78,302 and $227,739, respectively (2019 - $76,259 and $76,259).

Burcon has a license agreement (the "License Agreement") with Merit Foods for an exclusive, royalty-bearing, worldwide license to use and exploit Burcon's Products.  As part of the Bunge transaction, Bunge, Burcon and the Partners have amended the License Agreement (the "Amended License Agreement") and Burcon, Bunge and the Partners have also amended the Shareholders Agreement (the "Amended Shareholders Agreement").  Under the Amended License Agreement and Amended Shareholders Agreement, Burcon, Bunge and the Partners have agreed to certain contractual rights, including a right, but not an obligation, of Burcon, in certain circumstances, to participate in a sale of all but not less than all of its shares in Merit Foods, and that in certain circumstances, Merit Foods will have the right to buy out from Burcon the Amended License Agreement for an amount representing the discounted future royalties over the life of the Amended License Agreement.

BURCON NUTRASCIENCE CORPORATION NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS For the three and nine months ended December 31, 2020 and 2019 (Unaudited) (Prepared in Canadian dollars)

Burcon has a services agreement (the "Services Agreement") with Merit Foods to provide technical, administrative and general management services, research and analytical services and sample production services based on rates set out in the Services Agreement.  For the three and nine months ended December 31, 2020, included in management fee income are $43,853 and $202,090, respectively, (2019 - $123,190 and $265,884) for services provided and $250,179 and $462,323, respectively, (2019 - $26,063 and $50,787) for samples sold to Merit Foods, of which $73,642 was included in amounts receivable at December 31, 2020 (March 31, 2020 - $110,594).

Merit Foods also provides certain technical and consulting services to Burcon.  For the nine months ended December 31, 2020, Burcon recorded professional fee expense of $10,720 (2019 - $nil), of which $nil was outstanding as at December 31, 2020.

In May 2020, Burcon announced that Merit Foods had secured a debt financing package of up to $85 million of capital from a syndicate of lenders including Export Development Canada ("EDC"), Farm Credit Canada ("FCC") and the Canadian Imperial Bank of Commerce.  All of Merit Foods' shareholders, including Burcon Holdings, have pledged their shares in Merit Foods as security under the loan facilities with EDC and FCC.  In connection with the loan facilities from EDC, Merit Foods must fulfill various obligations, including the establishment and maintenance of a cost overrun account in a prescribed amount in connection with the costs related to the construction of the Flex Production Facility.  Of the prescribed amount, $6.5 million is permitted to be funded by way of a letter of credit ("LC").  To assist Merit Foods to fulfill this obligation, Burcon Holdings obtained the LC from HSBC Bank Canada ("HSBC") in April 2020, which was secured by a term deposit with HSBC in the same amount.  As part of the investment by Bunge into Merit Foods, the LC was released on August 28, 2020.

In connection with the LC, Burcon Holdings entered into a short-term loan agreement (the "Merit Loan Agreement") with Merit Foods in the amount of $6.5 million (the "Merit Loan").  The Merit Loan bore interest at 5% per annum, compounded annually, payable by way of a lump sum balloon payment at the end of the term.  Concurrent with the termination of the LC on August 28, 2020, the Merit Loan Agreement was also terminated on the same date.  For the nine months ended December 31, 2020, Burcon recorded interest income of $120,205 (2019 - $nil) related to the Merit Loan, of which $nil was outstanding as at December 31, 2020 (March 31, 2020 - $nil).

In addition, Burcon provided a guarantee to EDC and FCC in connection with the $85 million financing package (the "Guarantees"), pursuant to which Burcon agreed to guarantee all of the indebtedness, liabilities and obligations to Merit Foods under the loan agreements between EDC, FCC and Merit Foods.  The aggregate maximum liability of Burcon under the Guarantees was limited to $4.0 million.  As part of the investment by Bunge into Merit Foods, EDC and FCC released the Guarantees on August 28, 2020.

In June 2020, Burcon announced that Merit Foods had secured additional debt financing of $10 million in the form of a 10-year interest-free loan from Agriculture and Agri-Food Canada (the "AIP Loan").  Burcon Holdings and the Partners provided a guarantee for the AIP Loan (the "AIP Guarantee").  The obligations of the AIP Guarantee are joint and several.  However, Burcon Holdings and the Partners (the "AIP Guarantors") have entered into a reciprocal indemnity agreement (the "Indemnity Agreement').  Under the Indemnity Agreement, if any AIP Guarantor (each, a "Paying Guarantor") is required to make payment under the AIP Guarantee and any other AIP Guarantor (each, a "Contributing Guarantor") has not made a corresponding payment equal to its share based on its shareholdings in Merit Foods ("Contributive Share"), such Contributing Guarantor(s) shall pay the Paying Guarantor such amounts so that, after payment, all obligations and liabilities under the AIP Guarantee will have been borne by the AIP Guarantors in their respective shareholding percentage in Merit Foods.

BURCON NUTRASCIENCE CORPORATION NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS For the three and nine months ended December 31, 2020 and 2019 (Unaudited) (Prepared in Canadian dollars)

4. Convertible debentures

Convertible debentures

On December 10, 2019, the Company issued convertible debentures (the "Debentures") through a non-brokered private placement for an aggregate principal amount of $9.5 million.  Certain directors and an officer of the Company subscribed for Debentures totalling $2 million in principal amount.  Each Debenture consisted of $1,000 principal amount, bore interest at a rate of 8.5% per annum, payable semi-annually in arrears and was unsecured.  The principal amount outstanding under the Debentures and all accrued and unpaid interest thereon were to be payable in cash on December 10, 2022.  The Company incurred issue costs of $228,432, of which $156,600 were finder's fees at 4.5% of the gross proceeds received from investors introduced to the Company by the finders.

The Debentures were convertible at the option of the holder, in whole or in part, into common shares of the Company at a conversion price of $1.05 per share.  During the nine months ended December 31, 2020, the holders of the Debentures converted principal amounts of $1,704,500 for the issuance of 1,623,327 common shares of the Company.

Burcon had the right, at its sole discretion, to force the conversion of the Debentures if the shares traded at or above $2.15 for a period of 14 consecutive trading days.  The Company determined it had met this condition between August 12 to August 31, 2020 and issued a notice to the holders of the Debentures for conversion of the Debentures to common shares on September 8, 2020.  As a result of the conversion of $7,795,500 of outstanding principal amount of the Debentures, an aggregate of 7,424,274 common shares were issued to the holders of the Debentures.

The Debentures were a level 3 financial liability with an embedded conversion feature.  The debt and equity components were bifurcated, and the instrument valued to par at the issuance date.  The value assigned to the liability at December 10, 2019 was the present value of the contractually determined stream of future cash flows discounted at 24%, being the rate estimated to be equivalent to that which the market would apply to an instrument with comparable credit status and provide substantially the same cash flows, on the same terms, but without the conversion option.  From the date of issuance, the liability component was accreted up to its principal value using the effective interest method, with the charge recorded in the consolidated statement of operations and comprehensive income (loss).  The initial fair value of the debt as at December 10, 2019 was estimated to be $6,508,641.  The residual amount of $2,762,927 was recognized within equity as the value of the conversion option.  For the nine months ended December 31, 2020, the Company recorded interest expense of $637,522 (2019 - $nil) related to the Debentures.

BURCON NUTRASCIENCE CORPORATION NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS For the three and nine months ended December 31, 2020 and 2019 (Unaudited) (Prepared in Canadian dollars)

5. Shareholders' equity

a) Capital stock

Authorized

Unlimited number of common shares without par value

Equity Offering

On February 19, 2020, the Company completed a bought deal equity offering of 7,419,800 units (the "Units") at a price of $1.55 per Unit for aggregate gross proceeds to the Company of $11.5 million (the "Offering") and net proceeds of $10.3 million.

Each Unit consisted of one common share of the Company and one-half of one common share purchase warrant (each whole common share purchase warrant, a "Warrant").  Each Warrant is exercisable to acquire one common share (a "Warrant Share") until February 19, 2022 at an exercise price of $2.00 per Warrant Share.  The fair value of the Warrants was estimated at $1,780,752 using the Black-Scholes pricing model and has been included in Warrants.  During the three and nine months ended December 31, 2020, Warrants were exercised for 896,750 and 1,254,250 Warrant Shares, respectively, of the Company.  Warrant exercise proceeds of $846,000 was included in amounts receivable as at December 31, 2020.  As at December 31, 2020, 2,455,650 Warrants were outstanding.  Subsequent to December 31, 2020, Warrants were exercised for 737,000 Warrant Shares.

The agents received a cash commission of 7% of the gross proceeds and compensation options (Agents' Warrants) entitling the agents to purchase up to 519,386 common shares.  Each Agent's Warrant is exercisable to acquire one common share of the Company at an exercise price of $2.00 per share until February 19, 2022.  The fair value of the Agents' Warrants was estimated at $249,305 using the Black-Scholes pricing model and has been included in Warrants.  At December 31, 2020, all of the Agents' Warrants were outstanding.

In addition to the Agents' Warrants, the Company incurred total issue costs of $1.2 million related to the Offering.

b) Contributed surplus

Contributed surplus comprises the value ascribed to expired warrants and options and forfeited vested options, previously categorized in either warrants or options, as applicable, within shareholders' equity.

c) Options

The Company has a stock option plan in which all directors, officers, employees and consultants of the Company and its subsidiary are eligible to participate.

At December 31, 2020, 3,852,106 (March 31, 2020 - 4,507,606) options to purchase common stock are outstanding from the stock option plan.  These options, when vested under the terms of the plan, are exercisable at prices ranging between $0.23 and $8.05 per common share.  An additional 6,768,367 (March 31, 2020 - 5,172,357) options may be granted in future years under this plan.  Unless otherwise determined by the board of directors, the options have a term of 10 years from the date of grant.  The vesting terms are determined at the discretion of the board of directors at the time of grant.  All grants are recognized using graded vesting, with each vesting tranche being valued separately, and the fair value of each tranche recognized over its respective vesting period.

BURCON NUTRASCIENCE CORPORATION NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS For the three and nine months ended December 31, 2020 and 2019 (Unaudited) (Prepared in Canadian dollars)

	Nine months ended Dec. 31, 2020		Year ended March 31, 2020

	Number of options	Weighted average exercise price $	Number of options	Weighted average exercise price $

Outstanding - Beginning of period	4,507,606	3.32	3,953,739	3.46

Granted	62,000	2.47	757,000	1.88
Exercised	-	-	(173,000)	0.41
Expired	(717,500)	9.51	-	0.41
Cancelled	-	-	(30,133)	1.96

Outstanding - End of period	3,852,106	2.15	4,507,606	3.32

The following table summarizes information about stock options outstanding and exercisable at December 31, 2020:

	Options outstanding			Options exercisable
Range of exercise prices $	Number outstanding at Dec. 31, 2020	Weighted average remaining contractual life (years)	Weighted average exercise price $	Number exercisable at Dec. 31, 2020	Weighted average exercise price $

0.23 - 0.69	926,333	7.70	0.41	508,992	0.46
1.88 - 4.16	2,825,773	5.58	2.54	2,336,773	2.67
6.78 - 8.05	100,000	0.82	7.54	100,000	7.54

	3,852,106	5.97	2.15	2,945,765	2.46

BURCON NUTRASCIENCE CORPORATION NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS For the three and nine months ended December 31, 2020 and 2019 (Unaudited) (Prepared in Canadian dollars)

The fair value of each option is estimated as at the date of grant or other measurement date using the Black-Scholes option pricing model and the following weighted average assumptions:

	Nine months ended December 31, 2020	Year ended March 31, 2020

Dividend yield	0.0%	0.0%
Expected volatility	74.4%	75.1%
Risk-free interest rate	0.5%	1.3%
Expected forfeitures	7.4%	7.7%
Expected average option term (years)	8.3	7.9

The expected volatility and expected forfeitures are based on historical volatility and forfeitures. The risk-free rate of return is the yield on a zero-coupon Canadian treasury bill of a term consistent with the expected average option term. The expected average option term is the average expected period to exercise, based on the historical activity patterns for each individually vesting tranche.

The weighted average fair value of the options granted during the nine months ended December 31, 2020 was $1.78 per option (year ended March 31, 2020 - $1.36).

For the nine months ended December 31, 2019, included in research and development expenses (salaries and benefits) is $16,757) (note 6) of stock-based compensation and included in general and administrative expenses (salaries and benefits) is $54,002 and $294,378, respectively, (2019 - $12,441 and $45,591) (note 7) of stock-based compensation.  Included in deferred development costs is $175,469 (March 31, 2020 - $50,660) of stock-based compensation.

6. Research and development

	Three months ended		Nine months ended
	December 31		December 31

	2020 $	2019 $	2020 $	2019 $

Salaries and benefits	392,787	328,402	1,232,749	956,580
Laboratory operation	83,216	91,320	240,489	204,785
Amortization of property and equipment	63,743	19,746	147,525	48,244
Analyses and testing	38,517	10,996	54,986	35,182
Rent	25,903	21,950	71,307	65,736
Travel and meals	-	3,951	-	10,197
	604,168	476,365	1,747,056	1,320,724
To deferred development costs	(194,392)	(247,036)	(809,503)	(437,245)
To inventory production	(340,622)	(113,870)	(717,153)	(251,170)
Net research and development expenses	69,156	115,459	220,400	632,309

BURCON NUTRASCIENCE CORPORATION NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS For the three and nine months ended December 31, 2020 and 2019 (Unaudited) (Prepared in Canadian dollars)

Since July 1, 2019, Burcon has deferred its research and development expenditures relating to pea and canola and capitalized such costs as deferred development costs.  Burcon also has been producing sample inventory for Merit Foods to provide its potential customers for the purpose of product evaluation and Burcon has recovered the associated research and development expenses for the samples sold to Merit Foods.

7. General and administrative

	Three months ended		Nine months ended
	December 31		December 31

	2020 $	2019 $	2020 $	2019 $
Salaries and benefits	305,760	243,289	1,223,898	687,381
Office supplies and services	43,062	42,800	127,556	123,736
Professional fees	35,983	58,407	323,981	182,370
Investor relations	22,675	34,109	134,758	98,189
Transfer agent and filing fees	18,697	5,441	49,518	22,978
Other	13,219	20,617	39,945	61,505
Travel and meals	223	17,846	246	62,307
Financing expense	-	-	23,790	88,920

	439,619	422,509	1,923,692	1,327,386

8. Basic and diluted income (loss) per share

The following table sets forth the computation of basic and diluted income (loss) per share:

	Three months ended		Nine months ended
	December 31		December 31

	2020 $	2019 $	2020 $	2019 $

Income (loss) for the period, being loss attributable to common shareholders - basic and diluted	(1,086,177)	(788,282)	1,890,405	(2,817,899)

	Shares	Shares	Shares	Shares

Weighted average common shares - basic	100,244,496	88,196,884	101,222,966	74,531,340
Weighted average common shares - diluted	100,244,496	88,196,884	108,050,108	74,531,340

Basic and diluted income (loss) per share	(0.01)	(0.01)	0.02	(0.04)

For the three months ended December 31, 2020 and 2019 and the nine months ended December 31, 2019, the Company excluded all potential common share equivalents from the diluted loss per share calculation as they were anti-dilutive.

BURCON NUTRASCIENCE CORPORATION NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS For the three and nine months ended December 31, 2020 and 2019 (Unaudited) (Prepared in Canadian dollars)

9. Related party transactions

The Company engaged an entity that is related by virtue of common officers for the following related party transactions:

Included in general and administrative expenses (office supplies and services) for the three and nine months ended December 31, 2019 are $18,752 and $56,255, respectively, for office space rental.

For the three and nine months ended December 31, 2020, included in general and administrative expenses (management fees) are $663 and $2,002 (2019 - $458 and $946), for services provided to the Company.  At December 31, 2020, $100 (March 31, 2020 - $11) of this amount is included in accounts payable and accrued liabilities.  For the three and nine months ended December 31, 2020, included in interest and other income is $915 and $6,224, respectively (2019 - $2,232 and $10,422) for management services provided by the Company.  At December 31, 2020, $268 (March 31, 2020 - $1,785), of this amount is included in amounts receivable.

Burcon has a services agreement (the "Services Agreement") with Merit Foods to provide technical, administrative and general management services, research and analytical services and sample production services based on rates set out in the Services Agreement.  Merit Foods also provided certain technical and consulting services to Burcon.  See note 3 for details.

In connection with the LC, Burcon Holdings entered the Merit Loan Agreement with Merit Foods in the amount of $6.5 million.  During the nine months ended December 31, 2020, Burcon recorded interest income of $120,205 (2019 - $nil) related to the Merit Loan, of which $nil was included in amounts receivable as at December 31, 2020 (March 31, 2020 - $nil).

Certain directors and an officer subscribed for $2.0 million of the Debentures.  During the nine months ended December 31, 2020, the Company made total convertible debenture interest payments of $126,803 to these directors and officer.

10. Key management compensation

Key management includes the Company's CEO.  Remuneration of directors and key management personnel comprises:

	Nine months ended
	December 31

	2020 $	2019 $

Short-term benefits	401,873	288,949
Option-based awards	149,948	15,747

	551,821	304,696

Short-term benefits comprise salaries, director fees and employment benefits.

BURCON NUTRASCIENCE CORPORATION NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS For the three and nine months ended December 31, 2020 and 2019 (Unaudited) (Prepared in Canadian dollars)

Option-based awards represent the cost to the group of senior management and directors' participation in the incentive stock option plan, as measured by the fair value of instruments granted accounted for in accordance with IFRS 2, Share-based Payment.  For details of these plans refer to note 5 to these condensed consolidated interim financial statements.

11. Financial instruments

Credit risk

The financial instruments that expose the Company to a concentration of credit risk are cash and cash equivalents and amounts receivable.  The Company's cash and cash equivalents may comprise interest-bearing savings instruments with Canadian chartered banks.  The Company limits its exposure to credit loss by placing its cash and cash equivalents with two Canadian chartered banks.

Interest rate risk

All of the Company's financial instruments are non-interest bearing except for cash and cash equivalents that earn interest at variable market rates, and the loan to Merit Foods that bore interest at a fixed interest rate.  Burcon's cash and cash equivalents are held at two Canadian chartered banks to maximize interest and to diversify risk.  For the three and nine months ended December 31, 2020, the weighted average interest rate earned on the Company's cash and cash equivalents was 0.40% and 0.32%, respectively, per annum (2019 - 2.15% and 2.15% per annum).  The impact of a 1% strengthening or weakening of interest rates on the Company's cash and cash equivalents at December 31, 2020 is estimated to be a $120,000 increase or decrease in interest income per year.

Liquidity risk

The Company manages liquidity risk through the management of its capital structure (note 12). It also manages liquidity risk by monitoring actual and forecasted cash flows taking into account current and planned operations. The Company's estimated minimum contractual undiscounted cash flow requirement for its financial liabilities at December 31, 2020 is $761,316, all of which is within the next 12 months.

Fair value

The fair value of the Company's short-term financial assets and financial liabilities, including cash and cash equivalents, amounts receivable, accounts payable and accrued liabilities and accrued interest approximates their carrying values due to the short-term maturities of these financial instruments.

The fair value of the shareholder loans to Merit approximates the carrying value as at December 31, 2020 given the risk profile of Merit Foods has not changed substantially since the issue date of the loans.

BURCON NUTRASCIENCE CORPORATION NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS For the three and nine months ended December 31, 2020 and 2019 (Unaudited) (Prepared in Canadian dollars)

The carrying values and fair values of financial instruments, by class, are as follows as at December 31, 2020 and March 31, 2020:

As at December 31, 2020
	At fair value through profit or loss	Financial assets at amortized cost	Financial liabilities at amortized cost	Fair value
	$	$	$	$
Financial assets
Cash and cash equivalents	-	12,042,479	-	12,042,479
Amounts receivable	-	1,041,139	-	1,041,139
Loan to Merit Foods	-	2,887,568	-	2,887,568
Total	-	15,971,186	-	15,971,186

Financial liabilities
Accounts payable and accrued liabilities	-	-	761,316	761,316
Total	-	-	761,316	761,316

As at March 31, 2020

	At fair value through profit or loss	Financial assets at amortized cost	Financial liabilities at amortized cost	Fair value
Financial assets	$	$	$	$
Cash and cash equivalents	-	15,030,988	-	15,030,988
Amounts receivable	-	332,248	-	332,248
Loan to Merit Foods	-	2,659,830	-	2,659,830
Total	-	18,023,066	-	18,023,066
Financial liabilities
Accounts payable and accrued liabilities	-	-	1,067,251	1,067,251
Accrued interest	-	-	249,310	249,310
Convertible debentures	-	-	6,731,350	6,731,350
Total	-	-	8,047,911	8,047,911

Currency risk

The Company has hedged certain of its liabilities from currency fluctuations.  As at December 31, 2020 and March 31, 2020, the Company is exposed to currency risk through the following assets and liabilities denominated in U.S. dollars:

BURCON NUTRASCIENCE CORPORATION NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS For the three and nine months ended December 31, 2020 and 2019 (Unaudited) (Prepared in Canadian dollars)

	December 31, 2020	March 31, 2020
U.S. Dollars
Cash and cash equivalents	$25,310	$21,819
Amounts receivable	-	2,528
Accounts payable and accrued liabilities	-	(40,556)
Net exposure	$25,310	$(16,209)

Canadian dollar equivalent	$32,225	$(22,996)

Based on the above net exposure at December 31, 2020, a 10% appreciation or depreciation of the U.S. dollar against the Canadian dollar would have resulted in an increase/decrease of approximately $300 (March 31, 2020 - $2,000) in the Company's income (loss) from operations.

12. Capital disclosures

The Company considers its capital to be its shareholders' equity.

The Company manages its capital structure to have sufficient resources available to meet day-to-day operating requirements, continue as a going concern and fund its research and development program.  The Company is dependent on non-operating sources of cash, primarily from issuing equity and debt, to fund its operations and research development programs.  The Company monitors its capital and the expected cash flows required to achieve its business objectives to determine its future financing needs. It seeks additional capital when deemed appropriate, but there is no assurance that it will be able to secure the necessary capital when required.

The Company is not subject to externally imposed capital requirements and there has been no change with respect to the overall capital risk management strategy during the nine months ended December 31, 2020.

13. Subsequent events

Subsequent to December 31, 2020:

a) Warrants were exercised for 737,000 Warrant Shares for proceeds of $1,474,000;

b) 86,000 options were exercised at a weighted average exercise price of $0.57 for proceeds of $35,420; and

c) 1,171,000 options were granted to directors, officers and employees with an exercise price of $4.01.